UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon
Hong Kong S.A.R.
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

News Release

On September 23, 2020, the registrant issued the news release filed herewith as Exhibit 99.1.

Other Information

In its Form 20-F Annual Report, for year ended December 31, 2020, on page 6, under the caption, “We are in default on a number of our obligations, which could result in our being forced to cease operations if we are unable to reach satisfactory settlement with applicable counterparties,” and on page 74, under the caption, “Item 13, Defaults, Dividend Arrearages and Delinquencies,” the registrant stated that, “we … expect to miss the June 2020 repayment[,]” under a $20 million convertible bond, as amended. In an Acknowledgement, dated September 25, 2020, the obligee under the bond stated that the registrant is not in default under the related Convertible Note Transfer Agreement.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Acknowledgement, dated September 25, 2020, between Magical Glaze Limited and registrant
99.1	Press Release—SPI Energy Launches New Electric Vehicle Company Subsidiary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

By	:	/s/ Xiaofeng Peng
Name	:	Xiaofeng Peng
Title	:	Chief Executive Officer

Date: September 30, 2020

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